AUTHENTIC.
TALENT + LITERARY MANAGEMENT

MANAGER: Chris Lee, (310) 838-3333
chris.lee@authenticm.com

Vivian Kerr

SAG-AFTRA / AEA

Ht: 5'3" | Hair: Blonde | Eyes: Green | Cell: (213) 663-9278 | vivianmkerr@gmail.com

FILM

Scrap (w/Anthony Rapp)	Lead (also Writer/Producer)	Leena Pendharkar
Lines	Lead (also Writer/Producer)	Alexa Hann
We Are with the Band	Lead (also Writer/Producer)	Heleya de Barros
The Assistant (w/Janeane Garofalo)	Supporting	Julie N. Cohen
Dead North	Lead (also Writer)	Scott Kieffer Johnson
The Den	Supporting	Zachary Donohue
Cutie	Lead	Nicholas Flavin
You Should Meet My Son	Supporting	Keith Hartman
Improvising	Lead Actor	Clare Fogerty

TELEVISION

Rizzoli & Isles	Guest Star	TNT / Mark Haber
Castle	Guest Star	ABC / Ron Underwood
Criminal Minds	Guest Star	CBS / Karen Gaviola
In the Cut (multi-cam)	Guest Star	BounceTV / Bentley Kyle Evans
Superstore	Co-Star	NBC / Ruben Fleischer
Masters of Sex	Co-Star	Showtime / Jeremy Webb
New Girl	Co-Star	FOX / Russ Alsobrook
Bad Judge	Co-Star	NBC / Linda Mendoza
Grey's Anatomy	Co-Star	ABC / Steve Robin
Franklin & Bash	Co-Star	TNT / Jeff Bleckner
The Bold & The Beautiful	Recurring (2 eps)	CBS / Deveney Kelly
Jimmy Kimmel Live!	Recurring (4 eps)	ABC / Various
The Tonight Show	Recurring (4 eps)	NBC / Liz Plonka

THEATRE

The Crucible	Mary Warren	Theatre Banshee*
*(nominated: Best Featured Actress in a Play – Ovation Awards; Best Ensemble – LA Drama Critics Circle Awards)		
Of Mice and Men	Curley's Wife	Sacramento Theatre Company
Othello	Bianca	Sacramento Theatre Company
A Midsummer Night's Dream	Hermia	Will Geer Theatricum Botanicum
Henry IV, Part I (workshop)	Worcester	Shakespeare Theatre of New Jersey
Roberto Zucco	The Girl	Oval House Theatre (London, UK)
Blue Centerlight	Margaret	Rubicon Theatre Company
The Master Builder	Ensemble	A Noise Within
Madness In Valencia (West Coast Premiere)	Erifila	Sacred Fools Theatre Company
His Dark Materials (workshop)	Lyra Belacqua	Sacred Fools Theatre Company

TRAINING

B.A. Theatre - University of Southern California
Warner Loughlin Studio – Advanced Scene Study
Saxon Trainor Studio – Scene Study/Coaching (ongoing)
BGB Studio – Risa Bramon Garcia
Upright Citizens Brigade – Improv 401, Advanced Study
The Groundlings – Level 2
British American Drama Academy, London, UK (semester)
The Imagined Life – Diana Castle

SKILLS

French (Conversational); Dialects: British RP, Southern (US), Irish; Dance: Jazz, Modern, Ballet, Ballroom; Stage Combat, Horseback Riding, Yoga, Swimming, Half-Marathon / Marathon Runner, Valid US Passport, Beginning Ukulele/Piano

www.VivianKerr.com